COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

April 29, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Mr. Mark A. Cowan

RE:	Columbia Funds Variable Insurance Trust I (the “Registrant”) on behalf of each of its series
Post-Effective Amendment No. 31 (the “Post-Effective Amendment”)
Registration File Nos.: 333-40265; 811-08481

Dear Mr. Cowan:

The Registrant is filing the Post-Effective Amendment pursuant to Rule 485(b) to incorporate certain changes in accordance with Rule 485(b)(1) on behalf of Columbia Variable Portfolio – Marsico International Opportunities Fund, Columbia Variable Portfolio – Marsico Focused Equities Fund, Columbia Variable Portfolio – Marsico 21st Century Fund, Columbia Variable Portfolio – Marsico Growth Fund, Columbia Variable Portfolio – Mid Cap Growth Fund, and Columbia Variable Portfolio – High Income Fund.1 In addition, the Registrant is filing the Post-Effective Amendment to incorporate changes made to the prospectuses of Columbia Variable Portfolio – High Income Fund in response to comments made by the SEC staff to Post-Effective Amendment No. 30 filed pursuant to Rule 485(a).

The Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Pursuant to Rule 485(b), the Registrant has designated on the facing sheet of the Registration Statement that the Post-Effective Amendment is effective on April 29, 2011. No fees are required in connection with the Post-Effective Amendment’s filing.

[1]

Until May 2, 2011, these funds will be known as Columbia Marsico International Opportunities Fund, Variable Series, Columbia Marsico Focused Equities Fund, Variable Series, Columbia Marsico 21st Century Fund, Variable Series, Columbia Marsico Growth Fund, Variable Series, Columbia Mid Cap Growth Fund, Variable Series, and Columbia High Yield Fund, Variable Series.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust I
225 Franklin Street
Boston, MA 02110